ANNEX C

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCOTTISH POWER PLC

(Name of Subject Company)

SCOTTISH POWER PLC

(Name of Person(s) Filing Statement)

Ordinary shares of 42p each (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each of which represents four Ordinary Shares

(Title of Class of Securities)

81013T804

(CUSIP Number of Class of Securities)

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Richard C. Morrissey

Sullivan &; Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

☒  Check the box if the filing relates solely to preliminary communications made before the

commencement of a tender offer

Group Internal Communication

Philip Bowman, 06 March 2007

Web Cast Key Messages

Subject	Message
Introduction

Back in November I promised that communication on the Iberdrola Merger/Offer would be an absolute priority

•     Since than Stephen Dunn’s team has issued lots of different media to keep you informed/updated

•     I promised to personally keep you updated on progress

•     Today I am happy to bring you an update on how things are progressing

Thank The Teams

Business as Usual – strong focus

Delighted at how the teams around the business have

•     Maintained focus

•     Continued to deliver

•     Remained positive and upbeat

•     Gone the extra mile across a host of challenging areas

Regulatory Approvals	Iberdrola have now overcome all the necessary regulatory approvals. • State of NY Public Service Commission last week • European Commission • FERC in US

Shareholder documentation

Now in key phase of the process Shareholder Approval

•     All documents all out with shareholders

•     Very full document required by UK Law-

•     Q&A’s deigned to cut through the Scheme document - well received.

•     Thank-you to Sheelagh Duffield and her team for preparing and coordinating production of these documents

•     ESOP and Sharesave documentation now out.

•     Same offer as for all shareholders

•     Compensation/gross up options secured from Iberdrola by the negotiating team

•     Please take the time to go through and understand how the offer affects your options.

•     Helpline numbers set up for any queries you may have.

Board Unanimously Recommends

Board of ScottishPower unanimously recommending offer to shareholders

•     Changing competitive landscape

•     Consolidation with European Utilities market

•     Drive from Brussels for Single energy market across EU

•     Combined Iberdrola/SP better placed to meet these new challenges

•     Expanded geographical presence

•     Greater diversification

•     Larger economies of scale

•     Increased financial strength – investment in larger infrastructure projects

•     Better Social Consequences than other merger scenarios

•     2 year assurances of contractual benefits/terms &conditions

•     Retain Corporate Office based in Glasgow

•     ScottishPower Identity

•     Offer

•     400p cash/12 p special dividend/0.1646 of Iberdrola share

•     Represents good value for money

Group Internal Communication

Subject	Message
Iberdrola Highlights

In 2001 Snr Ignacio Gallan joined Iberdrola and set out a five year plan to

•     Double the size of company

•     Double profits to just over £1billion

•     Double the dividend

All three targets exceeded when results for year ended 31 December 2006 announced last week.

Achieved by:

•     Investing £10billion in new technologies including combined cycle gas-fired power stations and wind generation installing 4,500MW of turbines

•     Competing on quality of service and winning £2milion customers

•     Working with Spanish Trade Unions and workers consultative committees to achieve efficiency gains.

Trade Union & Media Visit

•     Delegation of representatives from

Amicus/GMB/Unison/Prospect/T&G met Iberdrola management and separately with Iberdrola Trde Unions in Spain

•     Returned with general impression that Iberdrola appears committed to negotiate and agree change.

•     Snr Galan committed to “jointly developing initiatives with ScottishPower people and he believes investment will be even greater than it was before.”

Personal Impressions of Galan

Behind the awards

•     European CEO of the Year

•     Energy Company of the Year

Found him to be

•     Charismatic & accessible

•     Fluent English speaker

•     People focused

•     Personally committed to ScottishPower transaction

•     A man of his word

Call to Vote/Action Close

Important all shareholders exercise their vote in favour of the Offer

•     complete and sign Forms of Proxy in favour of transaction and return as soon as possible

•     Return Proxy even if you are planning to attend EGM and Court Meeting on 30th March

•     Important for approval process that as many votes as possible are cast

***

This announcement has been made available to shareholders of Scottish Power plc (“ScottishPower”). If Iberdrola, S.A. (“Iberdrola”) conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be

Group Internal Communication

distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower’s or the enlarged Iberdrola group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower’s or the enlarged Iberdrola group’s business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.

These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 8th, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary